SECURITIES AND EXCHANGE COMMISSION

			Washington, D.C.  20549


			       FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
		      ACT OF 1934 [FEE REQUIRED]

	      For the Fiscal Year Ended December 31, 1998

				  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
		EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




		   Commission File Number 000-20371




      GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
		       (Full title of the plan)




			  ENTERGY CORPORATION
			   639 Loyola Avenue
		     New Orleans, Louisiana  70113
	  (Issuer and address of principal executive office)

		     GULF STATES UTILITIES COMPANY
		     EMPLOYEE STOCK OWNERSHIP PLAN

			   Table of Contents


							     Page
							     Number
							     Herein

(a)Financial Statements:

   Report of Independent Accountants                          2

   Statement of Net Assets Available for Benefits
     as of December 31, 1997                                  3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1998            4

   Notes to Financial Statements                              5

(b)Supplemental Schedule:

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1998                     9

   Signature                                                 10


(c)Exhibit:

     Consent of PricewaterhouseCoopers LLP                   11

		   REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustee and Participants of the Gulf States
    Utilities Company Employee Stock Ownership Plan

     In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gulf States Utilities Company Employee Stock Ownership Plan (the "Plan") at December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Item 27(d)-Schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 23, 1999

			GULF STATES UTILITIES COMPANY
			EMPLOYEE STOCK OWNERSHIP PLAN
	      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
			   As of December 31,  1997




Cash                                                             $        -

Investment in Entergy Corporation common stock,
   at a fair value of 240,516 shares (cost of $5,328,304)        $7,200,450
								 ----------
Net Assets Available for Benefits                                $7,200,450
								 ==========

See Notes to Financial Statements.

			 GULF STATES UTILITIES COMPANY
			 EMPLOYEE STOCK OWNERSHIP PLAN
	   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		    For the Year Ended December 31, 1998






Net Assets Available for Benefits -
      Beginning of Year                                     $  7,200,450

Increases:
   Investment income:
       Dividends                                                 462,151
   Contributions:
       Employee                                                2,549,866
       Employer                                                7,670,913
       Net realized and unrealized appreciation
	in market value of investments                           522,039
							    ------------
	    Total increases                                   11,204,969
							    ------------

Decreases:
   Distributions to withdrawing participants -
       securities withdrawn in kind                            1,207,254
   Transfer to an affiliated plan                             17,198,165
							    ------------

	    Total decreases                                   18,405,419
							    ------------

Net decrease                                                  (7,200,450)
							    ------------



Net Assets Available for Benefits - End of Year             $          -
							    ============

See Notes to Financial Statements

	GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
			 Notes to Financial Statements


1. GSU ESOP and Entergy Savings Plan Merger

   Effective December 31, 1998, the Gulf States Utilities Company Employee Stock Ownership Plan (the Plan) was merged into the Entergy Savings Plan. As of that date, the Plan transferred all assets into the Entergy Savings Plan, and there was no loss of benefit options to participants or reduction of accrued benefits as a result of the plan merger. The Entergy Savings Plan was amended on December 16, 1998, to add certain provisions related to the GSU ESOP in anticipation of the upcoming merger.

2. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Gulf States Utilities Company Employee Stock Ownership Plan. There is no Statement of Net Assets Available for Plan Benefits presented as of December 31, 1998 due to the merger of the Plan into the Entergy Savings Plan efffective December 31, 1998.

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged against net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. However, there was no difference between net assets available for benefits at December 31, 1998 and 1997 and the net increase in net assets available for benefits for the year ended December 31, 1998 from that reported in the Form 5500.

   The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Investments: Investments in common stock are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Dividend income is accrued on the ex-dividend date and subsequently reinvested to purchase additional common stock for the participants' accounts. Cash equivalents are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date.

   Expenses: All administrative expenses incurred by the Plan are borne by Entergy Gulf States, Inc. (formerly Gulf States Utilities Company, a wholly-owned subsidiary of Entergy Corporation and referred to herein as the Company). Brokerage commissions, transfer taxes, fees and other similar expenses arising in connection with stock purchases are charged to the accounts of the affected participants. However, the Company reserves the right to have future administrative expenses paid from certain Plan assets in accordance with the terms of the Plan and applicable law.

   Tax  status:   The  Internal  Revenue  Service  issued  a  favorable
   determination letter on July 15, 1996 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 1998 Plan financial statements.

3. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of ERISA. The ERISA provisions set forth certain requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information. Effective December 17, 1997, T. Rowe Price Retirement Plan Services (T. Rowe Price) became the Trustee and record keeper for the Plan. Prior to December 17, 1997, First National Bank of Commerce was the Plan Trustee and the Kwasha Lipton Group was the plan record keeper.

   Eligibility: The Plan is available to all Company employees, pre-merger Company employees and post-merger employees of Entergy Operations, Inc. whose primary work location is the River Bend nuclear plant. Employees become eligible to participate on the day on which the earlier of the following occurs: (a) the end of the 12-month period following commencement of employment during which the employee performs 1,000 or more hours of service; or (b) the completion of 1,000 hours of service by the employee in a 12-month period measured from the anniversary date of commencement of employment.

   Contributions: All contributions to the Plan are invested in shares of Entergy Corporation common stock. The Company's "Basic
   Contribution" to the Plan for each Plan year is an amount equivalent to the additional 1% investment tax credit claimed by the Company on its federal income tax return. The Company's Basic Contribution is allocated to eligible participants' accounts in the form of cash and/or common stock, based on a proportion of the participant's eligible compensation during the year as compared to the eligible compensation of all eligible participants (up to $100,000 per participant). No contributions of any type are required of a participant in order for the participant to receive his or her proportionate share of the Company's Basic Contribution. In 1998, the Company and eligible participants made contributions of $7.7 million and $2.5 million, respectively.

   The Company may also elect to contribute to the Plan for each year an amount equivalent to an additional 1/2% investment tax credit, to the extent that the Company's contribution is matched by participants' contributions. For purposes of the Plan, the Company's contribution is the "Matching Contribution" and the participants' contributions are the "Voluntary Contributions." The Voluntary Contributions are also invested in Entergy common stock and credited to the participants' accounts along with common stock attributable to the Matching Contribution. The Plan allows employees to make Voluntary Contributions to the Plan for those Plan years in which the Company elects to make a Matching Contribution. In the event the Company does not elect to make a Matching Contribution, no Voluntary Contributions will be permitted for that Plan year.

   As required by the Economic Recovery Tax Act of 1981 ("ERTA"), the 1% and the additional 1/2% investment tax credits, which formed the basis of the Plan, are not available to the Company for qualified investments made after December 31, 1982 except for qualified transitional investments. At December 31, 1997, the Company had unused 1% and 1/2% additional investment tax credits which were generated prior to December 31, 1983, of approximately $5.5 million and $2.7 million, respectively. In 1998, under the provisions of ERTA, the Company fully utilized such credits to reduce the Company's tax liability.

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at the time of deposit.

   Plan termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the total share balance of their accounts. See disclosure regarding plan merger in footnote 1.

   In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw a portion of their account after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code of 1986, as amended (the Code), applicable to the Plan and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Distributions upon separation from service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire share balance of their Plan account, with certain additional provisions regarding distribution deferral of account balances in excess of $3,500 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 401(a) or 408(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 55 or the participant satisfies one of the legal exemptions to such tax. Distributions from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

			 SUPPLEMENTAL SCHEDULE


		     GULF STATES UTILITIES COMPANY
		     EMPLOYEE STOCK OWNERSHIP PLAN
	   ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
		   For the Year Ended December 31, 1998


		     E.I.N. 74-0662730 (Plan No. 003)


								Selling or
					  Number of   Purchase  Redemption
Description                             Transactions   Price      Price     Cost  Gain/(Loss)
Purchase Transactions:
     Purchase of 249,659 shares of Entergy
     Corporation common stock*                 1      $7,670,913      -       -        -



  * Denotes a party-in-interest to the Plan



			       SIGNATURE


   The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


				   GULF STATES UTILITIES COMPANY
				   EMPLOYEE STOCK OWNERSHIP PLAN


				   By:  /s/ Darrell A. Guidroz
					Darrell A. Guidroz
					Director, HR Compensation
					and Benefits


Date: June 28, 1999

		  CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent to the incorporation by reference in the registration statement on Form S-8 (File No. 2-98011) of Entergy Gulf States, Inc. (formerly Gulf States Utilities Company) of our report dated June 23, 1999, related to the financial statements and supplemental schedule of the Gulf States Utilities Company Employee Stock Ownership Plan, which appears in this Form 11-K.




New Orleans, Louisiana
June 24, 1999